December 22, 2005

Mail Stop 4561

Noah J. Hanft, Esq.
General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

Re:	MasterCard Incorporated
      Amendment No. 2 to Form S-1
      filed December 5, 2005
      Registration No. 333-128337

Dear Mr. Hanft:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have completed our review of your response to comment 4 in our letter dated October 14, 2005. We have the following additional comments:

* It appears from your response letter that the electronic procedures and materials utilized by Goldman Sachs & Co. for this offering do not differ from those previously reviewed by the staff. Please confirm to us that this is indeed the case. Alternatively, if the procedures and/or materials have changed, please describe them in your response letter.
* You indicate that the use of the E*TRADE "IPO Center" was "approved" by the staff in November 1999. Please clarify whether Harris Nesbitt`s use of the IPO Center, as described in your response, differs from that reviewed by the staff and describe any differences in your response letter.

Prospectus Summary, page 1

Risks Related to our Business and Industry, page 4

2. We note your response to our prior comment number 7. Please revise the heading in the fifth risk factor further to quantify your expected net loss for the year and make corresponding changes to the risk factor on page 26.

Use of Proceeds, page 33

3. We note your response to our prior comment number 17. Please revise your disclosure further to indicate that the amounts to be allocated to each use will be determined in management`s sole discretion and to state, if true, that management may eliminate or add uses without shareholder approval.

Dividend Policy, page 33

4. We note that you will provide us with the requested information from our prior comment number 18 as soon as it is available. We will reserve further comment until the information has been provided.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

5. We have reviewed your response to our prior comment number 21.
Please expand your disclosure further to explain the complex nature of your fee structure, as you have done in your response to our comment.

Impact of Offering Transactions, page 37

6. We note your response to our prior comment number 23. Please revise to quantify the approximate value of assets that will be subject to the 3.5% disbursement requirement, and discuss what will happen if the Canadian tax authority does not grant your application.
Tell us what consideration you have given to including a risk factor discussing the possibility that the Canadian tax authorities will not grant your application.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Steven Jacobs,
Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus, Attorney-Advisor, at (202) 551-
3412,
or me at (202) 551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief



cc:	Vincent Pagano, Jr., Esq. (via facsimile)
	Joshua Ford Bonnie, Esq. (via facsimile)
	Simpson Thacher & Bartlett LLP
Noah J. Hanft, Esq.
MasterCard Incorporated
December 22, 2005
Page 4